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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of November 2003 (2)



                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)



                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                         Form 20-F   x   Form 40-F
                                   -----          ----



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                Yes       No  x
                                   ------    ---


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         On November 13, 2003, the Registrant announced its financial statements for the three months and nine months ended September 30, 2003 and on November
12, 2003 the Registrant announced its Fab 2 financing package with Banks and Major Investors. Attached hereto are (1) the Registrant's unaudited condensed interim consolidated financial statements as of September 30, 2003 and for the three month and nine month periods then ended, and (2) the Registrant's press release announcing its Fab 2 financing package with Banks and Major Investors.

         This Form 6-K is being incorporated by reference in all currently effective registration statements filed by us under the Securities Act of 1933.








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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TOWER SEMICONDUCTOR LTD.



Date: November 13, 2003                   By:   /s/ Tamar Cohen
                                              --------------------------------
                                                Tamar Cohen
                                                Corporate Secretary